UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Aura Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

051526101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) WC

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 630,808
8. Shared Voting Power 628,238,800
9. Sole Dispositive Power 630,808
10. Shared Dispositive Power 628,238,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 628,869,608

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 60.2%

14. Type of Reporting Person (See Instructions)

IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) PF

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,145,826
8. Shared Voting Power 628,869,608
9. Sole Dispositive Power 6,145,826
10. Shared Dispositive Power 628,869,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person 635,015,434

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 60.5%

14. Type of Reporting Person (See Instructions)

IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 38,812,961
8. Shared Voting Power 583,863,900
9. Sole Dispositive Power 38,812,961
10. Shared Dispositive Power 583,863,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 622,676,861

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 59.7%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Leverage Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 424,691,019
9. Sole Dispositive Power 0
10. Shared Dispositive Power 424,691,019

11. Aggregate Amount Beneficially Owned by Each Reporting Person 424,691,019

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 49.9%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 106,602,931
9. Sole Dispositive Power 0
10. Shared Dispositive Power 106,602,931

11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,602,931

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 19.7%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Microcap Partners Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 40,312,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,312,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,312,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Microcap Partners, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 40,312,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,312,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,312,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14. Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Aura Systems, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2335 Alaska Avenue, El Segundo, California 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ICM Asset Management ("ICM")
James M. Simmons
Koyah Ventures, LLC ("Koyah Ventures")
Koyah Leverage Partners, L.P. ("Koyah Leverage")
Koyah Partners, L.P. ("Koyah Partners')
Koyah Microcap Partners Master Fund, L.P. ("Koyah Microcap Master")
Koyah Microcap Partners, Ltd. ("Koyah Microcap")
(collectively, the "Filers").

(b) The business address of the Filers, except Koyah Microcap Master and Koyah Microcap is
601 W. Main Avenue, Suite 600, Spokane, WA 99201

The business address of Koyah Microcap Master and Koyah Microcap is:
c/o Citco Fund Services (Cayman Islands) Limited,
Safehaven Corporate Centre, West Bay Road, P.O. Box 31106 SMB
Grand Cayman, Cayman Islands

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

ICM is an investment adviser registered with the Securities and Exchange Commission and is the investment adviser to investment limited partnerships, including Koyah Leverage, Koyah Partners, Koyah Microcap Master and individual client accounts. Mr. Simmons is the president and controlling shareholder of ICM and the manager and controlling owner of Koyah Ventures. Koyah Ventures is the general partner of investment limited partnerships to which ICM is investment adviser, including Koyah Leverage, Koyah Partners and Koyah Microcap Master. Koyah Microcap invests in securities indirectly by investing all of its assets in Koyah Microcap Master, and as such, it is the sole limited partner of Koyah Microcap Master. The securities held by Koyah Microcap Master are held for the benefit of the investors in Koyah Microcap

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
ICM	Funds under Management(1)	$13,784,870.20
ICM	Working Capital	$159,093.10
Mr. Simmons	Personal Funds	$706,715.55
Koyah Ventures, LLC	Working Capital	$414,004.92

(1) Includes funds used to purchase shares held by investment limited partnerships of which Koyah Ventures is the general partner, including Koyah Leverage's funds in the amount of $8,212,281.69, Koyah Partners' funds in the amount of $2,071,580.58 and Koyah Microcap Master's funds in the amount of $430,000.00. Koyah Microcap invests in securities indirectly by investing all of its assets in Koyah Microcap Master, and as such, it is the sole limited partner of Koyah Microcap Master. The securities held by Koyah Microcap Master are held for the benefit of the investors in Koyah Microcap.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market price of the Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

The Filers hold, among other securities of the Issuer, shares of the Issuer's Series B Preferred Stock (the "Series B Preferred Shares"). The Issuer's Certificate of Incorporation entitles the holders of the Series B Shares to elect four of the Issuer's directors for as long as the Series B Shares are outstanding. Under that certain Shareholder Agreement effective as of September 14, 2004, among the holders of the Series B Shares (the "Series B Shareholders"), the Series B Shareholders agreed, among other things, to use their best efforts to cause the size of the Issuer's board of directors to remain set at seven directors at all times and that Koyah Leverage has the right to elect one of the four directors that the Series B Shareholders are entitled to elect. Neal F. Meehan is Koyah Leverage's designated director. The Shareholder Agreement is an exhibit to this Schedule 13D. See Item 7.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer as of the date hereof is reflected on that Filer's cover page. ICM is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Koyah Leverage, Koyah Partners, Koyah Microcap Master and Koyah Microcap separately holds more than 5% of the outstanding Stock. Mr. Simmons is the president and controlling shareholder of ICM and the sole manager and controlling owner of Koyah Ventures. As such, ICM and Mr. Simmons share beneficial ownership of all shares of Stock held in ICM client accounts.

(c) ICM, on behalf of client accounts, including Koyah Leverage, Koyah Partners, Koyah Microcap Master and Koyah Microcap, effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since the date that this Schedule 13D was last amended. The transactions on December 16 and 23, 2004, were private transactions. The remaining transactions were in the open market.

Name	Purchase or Sale	Date	Koyah Leverage Account	Koyah Partners Account	Koyah Microcap Master Account[3]	Other Client Accounts	Personal/ Proprietary Account	Price per Share
ICM	Sale[1]	10/25/04				196,675		$0.05
ICM	Sale[1]	11/22/04				92,283		$0.036
ICM	Sale[1]	11/30/04				400		$0.036
ICM	Sale[1]	12/13/04				1,400		$0.075
ICM	Sale[1]	12/14/04				7,800		$0.035
ICM	Sale[1]	12/15/04				40,367		$0.034
ICM	Purchase	12/16/04			20,625,000			N/A2
ICM	Purchase	12/23/04			19,687,500			N/A2

Notes:

1
These securities were sold by separate investment advisory accounts of ICM that terminated their investment advisory contracts and in connection therewith instructed ICM to make such sale or that otherwise directed ICM to sell the securities on a non-discretionary basis. ICM had no pecuniary interest in such securities or the proceeds from the sale thereof and disclaims any beneficial ownership interest in such securities or proceeds.

2
ICM purchased Convertible Promissory Notes (the "Notes") in the principal amount of $430,000 for the account of Koyah Microcap Master. The Notes have the same terms as the Convertible Promissory Notes held by the other Filers as reported on Amendment No. 2 to this Schedule 13D filed September 27, 2004. The Notes are convertible into units (the "Units") at a conversion price equal to $1,000 in principal amount per Unit. Each Unit consists of 200 shares of the Issuer's Series B Preferred Shares and a Series B Warrant (the "Warrants"). Each Warrant entitles the holder to purchase up to 12,500 shares of the Stock at an exercise price of $0.02 per share. In addition, the holders of the Notes are entitled to purchase additional Units equal to 50% of the Units acquired. The Stock to be issued on exercise of the Series B Preferred Shares and the Warrants held by the Filers are included in the number of shares of the Stock shown as being beneficially owned by each Filer on that Filer's cover page. The purchase price of the Notes is included in the amount of funds used in purchasing the Stock reported in Item 3 of this Schedule 13D. Copies of the Notes, the Certificate of Designations for the Series B Preferred Shares and the Warrants are exhibits to this Schedule 13D. See Item 7.

3
Koyah Microcap invests in securities indirectly by investing all of its assets in Koyah Microcap Master, and as such, it is the sole limited partner of Koyah Microcap Master. The securities held by Koyah Microcap Master are held for the benefit of the investors in Koyah Microcap.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Koyah Ventures is the general partner of investment partnerships, including Koyah Leverage, Koyah Partners and Koyah Microcap Master, pursuant to agreements of limited partnership that grant to Koyah Ventures the authority, among other things, to invest the funds of Koyah Leverage, Koyah Partners and Koyah Microcap Master and such other partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to such agreements, Koyah Ventures is entitled to allocations based on assets under management and realized and unrealized gains.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner, including Koyah Leverage and Koyah Partners, hold warrants to purchase the Stock. The securities for which such warrants are exercisable are included in the total shares of the Stock shown above as being beneficially owned by the Filers.

Koyah Leverage, Koyah Partners, Koyah Microcap Master and Koyah Microcap are filing this Schedule 13D jointly with the other Filers, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Koyah Leverage, Koyah Partners, Koyah Microcap Master and Koyah Microcap should not be construed as an admission that any of them is, and each of them disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

*Exhibit B Agreement dated 7/24/03

*Exhibit C Promissory Note (Term) - Koyah Partners, L.P. dated 7/24/03

*Exhibit D Promissory Note (Term) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit E Promissory Note (Multiple Advance) - Koyah Partners, L.P. dated 7/24/03

*Exhibit F Promissory Note (Multiple Advance) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit G Security Agreement dated 7/24/03

*Exhibit H Amendment and Waiver Agreement dated 8/6/03

*Exhibit I Additional Advance Agreement dated 8/18/03

*Exhibit J Stock Pledge Agreement dated 8/18/03

*Exhibit K Amendment Agreement dated 8/21/03

*Exhibit L Second Amendment Agreement dated 9/18/03

*Exhibit M Third Amendment Agreement dated 9/30/03

*Exhibit N Fourth Amendment Agreement dated 10/16/03

*Exhibit O Fifth Amendment Agreement dated 10/27/03

*Exhibit P Sixth Amendment Agreement dated 11/11/03

*Exhibit Q Seventh Amendment Agreement dated 11/25/03

*Exhibit R Eighth Amendment Agreement dated 12/19/03

*Exhibit S Ninth Amendment Agreement dated 01/08/04

*Exhibit T Security Agreement Amendment dated 01/15/04

*Exhibit U Warrant Amendment Agreement dated 01/08/04

*Exhibit V Warrant Koyah Leverage Partners, L.P. dated 01/08/04

*Exhibit W Warrant Koyah Partners, L.P. dated 01/08/04

*Exhibit X Warrant James Simmons dated 01/08/04

*Exhibit Y Warrant Raven Partners, L.P. dated 01/08/04

*Exhibit Z Tenth Amendment Agreement dated 03/10/04

*Exhibit AA Eleventh Amendment Agreement dated 03/11/04

*Exhibit BB Twelfth Amendment Agreement dated 03/18/04

**Exhibit CC Thirteenth Amendment Agreement dated 04/05/04

**Exhibit DD Warrant Koyah Leverage Partners, L.P. dated 04/05/04

**Exhibit EE Warrant Koyah Partners, L.P. dated 04/05/04

***Exhibit FF Fourteenth Amendment Agreement dated 04/30/04

***Exhibit GG Fifteenth Amendment Agreement dated 06/03/04

***Exhibit HH Agreement Koyah Ventures, LLC dated 06/14/04

***Exhibit II Convertible Promissory Note (Term) dated 06/14/04

***Exhibit JJ Security Agreement dated 06/14/04

***Exhibit KK Stock Pledge Agreement dated 06/14/04

***Exhibit LL Agreement Raven Partners, L.P. dated 06/14/04

***Exhibit MM Convertible Promissory Note (Term) dated 06/14/04

***Exhibit NN Security Agreement dated 06/14/04

***Exhibit OO Stock Pledge Agreement dated 06/14/04

***Exhibit PP Joinder Agreement dated 06/14/04

***Exhibit QQ Amendment Agreement Koyah Ventures, LLC dated 07/07/04

***Exhibit RR Amendment and Conversion Agreement effective 09/14/04

***Exhibit SS Certificate of Designations of Series B Cumulative Preferred Stock of Aura Systems, Inc.

***Exhibit TT Shareholders Agreement effective 09/14/04

***Exhibit UU Form of Warrant to Purchase Common Stock of Aura Systems, Inc. effective 09/14/04

***Exhibit VV Registration Rights Agreement effective 09/14/04

***Exhibit WW Form of Securities Purchase Agreement effective 09/14/04

Exhibit XX Convertible Promissory Note dated 12/16/04

Exhibit YY Stock Pledge Agreement dated 12/16/04

Exhibit ZZ Security Agreement dated 12/16/04

Exhibit AAA Registration Rights Agreement dated 12/16/04

Exhibit BBB Joinder Agreement dated 12/16/04

Exhibit CCC Agreement between Aura Systems, Inc. and Koyah Microcap Partners Master Fund, L.P. dated 12/16/04

Exhibit DDD Convertible Promissory Note dated 12/23/04

Exhibit EEE Registration Rights Agreement dated 12/23/04

Exhibit FFF Agreement between Aura Systems, Inc. and Koyah Microcap Partners Master Fund, L.P. dated 12/23/04

*Incorporated by reference to the initial Schedule 13D filed by the Filers with respect to the Stock on March 18, 2004.

**Incorporated by reference to Amendment No. 1 to the Schedule 13D filed with respect to the Stock on April 9, 2004.

***Incorporated by reference to Amendment No. 2 to the Schedule 13D filed with respect to the Stock on September 27, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004

/s/ James M. Simmons	ICM Asset Management, Inc. By: /s/ Robert J. Law, Senior Vice President
Koyah Ventures, LLC By: /s/ Robert J. Law, Senior Vice President	Koyah Leverage Partners, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President
Koyah Partners, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President	Koyah Microcap Partners Master Fund, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President
Koyah Microcap Partners, Ltd. By: ICM Asset Management, Inc., Attorney-in-fact By: /s/ Robert J. Law, Senior Vice President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint ICM Asset Management, Inc., a Washington corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 30, 2004

/s/ James M. Simmons	ICM Asset Management, Inc. By: /s/ Robert J. Law, Senior Vice President
Koyah Ventures, LLC By: /s/ Robert J. Law, Senior Vice President	Koyah Leverage Partners, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President
Koyah Partners, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President	Koyah Microcap Partners Master Fund, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President
Koyah Microcap Partners, Ltd. By: ICM Asset Management, Inc., Attorney-in-fact By: /s/ Robert J. Law, Senior Vice President